EXHIBIT 11
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share amounts)
Basic Earnings per Share
Average shares outstanding	83,295	82,589	81,506

Income available to common shareholders	$82,729	$120,411	$137,943

Basic earnings per share	$0.99	$1.46	$1.69

Diluted Earnings per Share
Average common shares outstanding	83,295	82,589	81,506
Effect of dilutive stock options	135	204	339

Average diluted shares outstanding	83,430	82,793	81,845

Income available to common shareholders	$82,729	$120,411	$137,943

Diluted earnings per share	$0.99	$1.45	$1.69